Burnet,
Duckworth
& Palmer LLP
Law Firm

06013463

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-14

Via Courier

May 15, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED MAY 1 8 2006 WASH, D.C. 190 SECTION

SUPPL

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Press Release dated April 18, 2006;

2. Press Release dated May 11, 2006;

3. Interim Financial Statements for the First Quarter Ended March 31, 2006;

4. Form 52-109F2 – Certification of Interim Filings – CEO dated May 10, 2006; and

5. Form 52-109F2 – Certification of Interim Filings – CFO dated May 10, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

PROCESSED
MAY 1 8 2006
THOMSON
FINANCIAL

Keith A. Greenfield

Enclosures

cc: Peter Scott, Rock Energy Inc.
G:\058383\0014\Letter to Sec and Exch Comm 03.doc

rockenergy

Rock Energy– First Quarter Operations Update

April 18, 2006

CALGARY, ALBERTA: Rock Energy Inc. (TSX:RE) - During the first quarter of 2006 Rock was able to complete the drilling of 10 (7.8 net) wells resulting in 7 (7.0 net) heavy oil wells, 2 (0.7 net) light oil wells and 1 (0.1 net) gas well, generating an overall success rate of 100%. Rock had originally planned to drill 6 wells during this period but this acceleration of activity and significant success has provided a solid start to the year. The drilling success in the first quarter has confirmed another 12-14 operated follow up locations in two separate heavy oil pools, and 3-4 non-operated follow up locations in another light oil pool. In addition we were successful at land sales during the quarter (in the Musreau, Wapiti, and Waskahigan areas) which when combined with our existing land base will provide 3-5 operated and up to 5 non-operated drilling and re-completion activities in the second half of the year in the West Central Alberta region.

During the quarter Rock retained Scotia Waterous to facilitate our rationalization program. We have made available up to 1,100 boepd of production for swap and sale, but do not expect to be a net seller of more than 250 boepd. This step will allow us to accelerate the consolidation of our working interests into our core areas of growth, but with our portfolio of drilling opportunities we are maintaining our production forecasts for 2006. The information memorandum will be available the week of April 17, 2006, and proposals are due on May 16,2006.

Currently Rock's estimated daily production is 2,500 boe/day (700 bbl/day of heavy oil, 200 bbl/day of light oil and NGL's, and 9.6 mmcf/day of gas), however we have another 300 boepd of production curtailed due to spring break up. This shut in production is expected to come on stream by June1, 2006, and we expect production to build as we conclude the start-up period of our heavy oil wells.

We are very encouraged by our early progress so far this year. The last half of 2006 will be Rock's busier season where we expect to drill another 25-30 wells all of which are seismically supported, and identified on lands we own. The activities so far this year have further confirmed those locations, and have yielded a solid drilling inventory for 2007. Our rationalization program in conjunction with our drilling plans, demonstrate a clear plan to grow production, concentrate our operations and build value for our shareholders.

Rock Energy Inc. is a Calgary, Alberta, Canada based oil and natural gas exploration development and production company.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen J. Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

PRESS RELEASE

Rock Energy reports results for the quarter ended March 31, 2006

May 11, 2006 Calgary, Alberta: Rock Energy Inc. (TSX:RE) is pleased to announce the financial and operating results for Rock Energy Inc. for the fiscal quarter ended March 31, 2006:

CORPORATE SUMMARY

FINANCIAL	**Three months ended March 31, 2006**	Three months ended March 31, 2005
Oil and gas revenue ('000)	**$9,824**	$1,159
Cash flow from operations ('000) [(1)]	**$3,404**	$392
Per share – basic	**$0.17**	$0.04
– diluted	**$0.17**	$0.04
Net income ('000)	**$(1,074)**	$51
Per share – basic	**$(0.05)**	$0.01
– diluted	**$(0.05)**	$0.01
Capital expenditures, net ('000)	**$9,728**	$2,138
	As at March 31, 2006	As at March 31, 2005
Working capital ('000)	**$(30,766)**	$10,297
Common shares outstanding	**19,637,321**	9,259,453
Options outstanding	**1,310,332**	532,387

OPERATIONS	**Three months ended March 31, 2006**	Three months ended March 31, 2005
Average daily production		
Crude oil and NGLs (bbls/d)	**936**	176
Natural gas (mcf/d)	**9,946**	795
Barrels of oil equivalent (boe/d)	**2,594**	309
Average product prices		
Crude oil (CDN$/bbl)	**$32.43**	$40.63
NGLs (CDN$/bbl)	**$54.31**	$47.98
Natural gas (CDN$/mcf)	**$7.76**	$6.95
BOEs (CDN$/boe)	**$42.08**	$41.65
Field netback (CDN$/boe)	**$18.27**	$22.43

Note [(1)] Cash flow from operations and cash flow from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

PRESIDENT'S MESSAGE

The first quarter of 2006 has operationally been a very successful period for our company as our production grew 22% from the previous quarter (739% from the prior year). Access to equipment allowed us to accelerate our drilling program and success at land sales added to our inventory of drilling opportunity.

Rock was able to complete the drilling of 10 (7.8 net) wells resulting in 7 (7.0 net) heavy oil wells, 2 (0.7 net) light oil wells and 1 (0.1 net) gas well, generating an overall success rate of 100%. We had originally planned to drill 4-6 wells during this period but this acceleration of activity and significant success has provided a solid start to the year. The drilling success in the first quarter has confirmed another 12-14 operated follow up locations in two separate heavy oil pools, and 3-4 non-operated follow up locations in another light oil pool. In addition we were successful at land sales during the quarter (in the Musreau, Wapiti, and Waskahigan areas) which when combined with our existing land base will provide 3-5 operated and up to 5 non-operated drilling and re-completion activities in the second half of the year in the West Central Alberta region.

During the quarter Rock retained Scotia Waterous to facilitate our rationalization program. We have made available up to 1,100 boe per day of production for swap and sale, but do not expect to be a net seller of more than 250 boe per day. This step will allow us to accelerate the consolidation of our working interests into our core areas of growth. The information memorandum was made available the week of April 17, 2006, and proposals are due on May 30, 2006.

Production increased to 2,594 boe/d this quarter up from 2,120 boe/d in the fourth quarter of 2005. Currently Rock's estimated production is 2,350 boe/day (520 bbl/day of heavy oil, 250 bbl/day of light oil and NGL's, and 9.5 mmcf/day of gas), however we have another 450 boe per day of production curtailed due to spring break up. The majority of this shut in production is expected to come on stream in June, 2006, and we expect production to continue building as we conclude the start-up period of our heavy oil wells, and resume our drilling program.

Financially, cash flow from operations of $3.4 million ($0.17 per basic and diluted share) increased by 763% compared to the same period last year but net income fell to a loss of $1.1 million ($0.05 per basic and diluted share). The decrease in net income is primarily due to an increase in our depletion rate as a result of the acquisitions completed last year.

Capital expenditures for the quarter were $9.7 million, versus a budgeted amount of $5.3 million, which resulted in an increase in total debt to $30.8 million. The increase in total debt has been created as a result of the acceleration in capital spending (some second quarter projects were completed in the first quarter and we were successful at land sales in West Central Alberta) combined with a reduction in expected cash flow during the same period due to lower prices for gas and heavy oil.

With the operational success Rock experienced in the first quarter, the Company is able to reduce the total number of heavy oil wells to be drilled during the remainder of the year though the Company still expects to meet our previous production guidance for exit rates. While maintaining the original capital budget of $30 million, the funds available through the reduction in heavy oil wells would allow Rock to direct more spending to the operated gas projects in the West Central core area, and increase the land budget. This adjustment to the allocation of capital spending will add to our inventory of projects for 2007 and accelerate the development of gas and light oil production. At the present time Rock has a solid inventory of projects for 2006 and 2007, and the upcoming rationalization program will provide us the opportunity to balance our capital spending and growth prospects with our total debt. Once we know the financial and operational impact of the rationalization program we will provide a further update to our guidance.

In summary Rock has experienced significant operational and drilling success in the first quarter of this year and secured a significant portfolio of opportunity. An acceleration of our capital spending program combined with softer commodity prices has pushed our total debt at March 31, 2006 beyond 1.5 times current cash flow. During the balance of the year we will restore our debt to current cash flow ratio to 1.5 times or less through our rationalization program, and/or by managing our capital expenditures. Rock has charted a path to continue to deliver production growth, consolidate our operations, maintain fiscal responsibility and build value for our shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, operating netback, cash flow from operations and finding and development costs. Cash flow from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated May 10, 2006 and is management's assessment of Rock Energy Inc.'s historical financial and operating results, together with future prospects, and should be read in conjunction with the unaudited interim consolidated financial statements of Rock Energy Inc. for the three months ended March 31, 2006 and the consolidated financial statements for the fiscal year-ended December 31, 2005. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the fiscal year-ended December 31, 2005.

Basis of Presentation

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Cash flow from operations is a key measure that demonstrates the ability to generate cash to fund expenditures. Cash flow from operations is calculated by taking cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ('boe") conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, cash flow from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the such forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

All financial amounts are in thousands of Canadian dollars unless otherwise noted.

Outlook

Rock issued guidance on March 17, 2006 for projected 2006 results. Guidance for the Company is now being updated to reflect ongoing activity levels, impact of spring breakup on production, pricing changes and increased costs in the industry. The table below provides Rock's updated guidance.

	New Guidance	Previous Guidance	Change
2006 Production (boe/d)			
Annual	2,600 – 2,800	2,800 – 3,000	(7)%
Exit	3,200 – 3,400	3,200 – 3,400	0%
2006 Cash Flow			
Annual - $	$16.7 - $18.0 million	$20.5 - $22.5 million	(19%)
Annual - $per share	$0.85 - $0.92	$1.04 - $1.14	(19%)
Capital Budget			
2006 expenditures	$30 million	$30 million	0%
Wells Drilled	25 – 30	35 – 40	(27%)
Total Year End Debt	$37.8 - $36.5 million	$31.5 – $33.5 million	14%
Pricing			
Oil – WTI	US$65.00/bbl	US$58.00/bbl	12%
Gas – AECO	$7.00/mcf	$8.00/mcf	(13%)
Cdn/US dollar	0.90	0.86	5%

Cash flow from operations estimates are negatively impacted by lower gas prices and a stronger Canadian dollar, though this reduction has been partially offset by higher oil prices. The forecasted exit production rates have been maintained while the annual averages have declined 200 boe per day to reflect delays in bringing new production on stream during spring breakup. With the drilling success Rock experienced in the first quarter, the Company has decided to reduce the total number of heavy oil wells to be drilled during the remainder of the year though the capital budget currently remains the same as additional spending has been directed toward the West Central core area, including increasing spending on land. This adjustment to the allocation of capital spending will add to the inventory of projects for 2007. Projected year end debt to annualized fourth quarter cash flow is expected to reach a ratio of 1.6 times, before any proceeds from the rationalization program. Proceeds from the rationalization program will first be applied to reduce the debt, so that the ratio of debt to current cash flow falls to less than 1.5 times. Once we know the financial and operational impact of the rationalization program we will provide a further update to our guidance

Production

Production by Product	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Gas (mcf/d)	9,946	795	1,151%
Oil (bbl/d)	183	71	158%
Heavy Oil (bbl/d)	679	82	728%
NGL (bbl/d)	74	23	222%
boe/d (6:1)	2,594	309	739%

Production by Area	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
West Central Alberta (boe/d)	1,295	N.A.	N.A.
Plains (boe/d)	698	96	627%
Other (boel/d)	601	213	182%
boe/d (6:1)	2,594	309	739%

Production for the quarter ended March 31, 2006 has increased over prior year levels due to the acquisitions completed in the second quarter of 2005, successful gas drilling in the West Central core area (particularly in Musreau) and heavy oil additions from the Plains core area. Current production levels are approximately 2,350 boe per day with an additional 450 boe per day of production shut in due to road bans and facility constraints. Both gas and heavy oil production levels are expected to increase in the second half of the year as shut in and behind pipe production comes on stream and drilling operations resume after spring break up.

Product Prices

Realized Product Prices	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Gas ($/mcf)	7.76	6.95	12%
Oil ($/bbl)	60.61	58.89	3%
Heavy Oil ($/bbl)	24.84	24.91	(0%)
NGL ($/bbl)	54.31	47.98	13%
boe (6:1)	42.08	41.65	1%
Average Benchmark Prices			
Gas – NYMEX Daily Spot (US$/mcf)	7.71	6.42	20%
Gas – AECO C Daily Spot ($/mcf)	7.50	6.89	9%
Oil – WTI Cushing (US$/bbl)	63.48	49.84	27%
Oil – Edmonton light ($/bbl)	68.96	61.45	12%
Heavy Oil – Llyodminster blend ($/bbl)	39.71	37.13	7%
US$/Cdn$ exchange rate	0.866	0.815	6%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income for the first quarter of 2006 is primarily royalty revenue where as in 2005 it primarily represents interest income on cash balances.

	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Oil and Gas Revenue ('000)	$9,824	$1,159	748%
Other Income ('000)	$45	$34	32%

Increased production resulted in an increase to oil and gas revenue for the first quarter of 2006 in comparison to the prior year period.

Royalties

	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Royalties ('000)	$2,862	$271	956%
As percentage of oil and gas revenue	29.1%	23.4%	24%
Per boe (6:1)	$12.26	$9.73	26%

Royalties for the quarter ended March 31, 2006 are higher on an absolute, percentage and per boe basis in comparison to the same quarter of 2005, mainly as a result of higher production, particularly for heavy oil, and higher prices increasing the underlying rate. Royalty rates for the remainder of the year have been budgeted at 25% of oil and gas revenue.

Operating Expense

	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Operating expense ('000)	$2,617	$251	943%
Transportation costs ('000)	78	13	500%
	$2,695	$264	921%
Per boe (6:1)	$11.55	$9.49	22%

Operating expenses have increased in the first quarter of 2006 over the same period in 2005 due to higher production levels and higher unit costs. The per boe operating costs have increased over these time periods due to higher cost properties acquired in the second quarter of 2005 and the increased level of heavy oil operations. Heavy operating oil costs per boe have continued to decrease from the high rates experienced in the third quarter of 2005. Overall operating costs for the first quarter of 2006 are slightly above budgeted levels and expected to come down to the budgeted level of $10.00 per boe over the course of the year. Transportation costs have increased primarily as a result of the properties acquired in the second quarter of 2005.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Gross ('000)	$1,207	$436	177%
Per boe (6:1)	$5.17	$15.66	(67)%
Capitalized ('000)	$558	$162	244%
Per boe (6:1)	$2.39	$5.83	(59)%
Net ('000)	$649	$274	137%
Per boe (6:1)	$2.78	$9.83	(72)%

G&A expenses increased on an absolute basis in the first quarter of 2006 over 2005 due to staff bonuses paid out during the quarter and overall higher staffing levels associated with greater levels of activity. Increased production levels have reduced G&A expenses on a per boe basis. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses are expected to continue to fall on a per boe basis with growth in production.

Interest Expense

	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Interest expense ('000)	$243	$nil	N.A.
Per boe (6:1)	$1.04	$nil	N.A.

Interest incurred in the quarter ended March 31, 2006 is as a result of bank borrowings.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
D&D expense ('000)	$4,635	$294	1,477%
Per boe (6:1)	$19.85	$10.57	88%
Accretion expense ('000)	33	6	450%
Per boe (6:1)	$0.14	$0.20	(30)%

The depletion and depreciation expense and boe rate for the first quarter ended March 31, 2006 were higher compared to the same quarter in 2005 primarily due to higher production and the higher cost base of the properties acquired in the second quarter of 2005.

Accretion expense represents the change in the time value of the asset retirement obligation ("ARO") over the applicable period. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. The ARO obligation increased during the quarter $116 thousand as a result of drilling new wells.

Taxes

The Company began paying capital taxes in the second quarter of 2005 as its capital base increased following the acquisitions. Rock does not have a current income tax payable and does not expect to pay current income taxes in 2006 as, on a consolidated basis, the Company has estimated resource pools and loss carry forwards available at December 31, 2005 of $64 million.

Cash flow from Operations and Net Income

	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Cash flow from Operations ('000)	$3,404	$392	768%
Per boe (6:1)	$14.58	$14.10	3%
Per share - basic	$0.17	$0.04	325%
- diluted	$0.17	$0.04	325%
Net Income ('000)	$(1,074)	$51	(2,206)%
Per boe (6:1)	$(4.60)	$1.84	(350)%
Per share - basic	$(0.05)	$0.01	(600)%
- diluted	(0.05)0.01		(600)%
Weighted average shares outstanding			
- basic	19,637,321	9,259,453	112%
- diluted	19,713,671	9,333,067	111%

Shares outstanding have increased in the first quarter 2006 compared to the first quarter of 2005 primarily due to the acquisitions completed in the second quarter of 2005.

Cash flow from operations improved over the prior year period due to higher production levels partially offset by higher operating costs, royalties and interest expenses. Net income was also negatively impacted by the increase in depletion and depreciation charges, which are primarily related to the acquisitions in the second quarter of 2005.

Capital Expenditures

(all amounts '000)	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Land	$2,308	$545	323%
Seismic	479	454	6%
Drilling and completion	5,516	155	3,459%
Capitalized G&A	558	162	244%
Facilities	46	810	(94)%
Total operations	$8,907	$2,126	319%
Property acquisitions	Nil	Nil	N.A.
Well site facilities inventory	754	Nil	N.A.
Office equipment	67	12	458%
Total	$9,728	$2,138	355%

During the first quarter of 2006 the Company drilled 10 (7.8 net) wells all of which were successful. Of these wells 7 (7.0 net) were drilled in our Plains core area and 3 (0.8 net) were drilled in our West Central core area. Plains drilling focused on heavy oil targets while the West Central drilling resulted in 2 (0.7 net) light oil wells and 1 (0.1 net) gas well. Production from the heavy oil operations are expected to be on stream towards the end of the second quarter following spring break up as 6 of the 7 operations have already been equipped. The light oil and gas operations are expected to be on production in the third quarter of this year. Additional production tied in at Musreau since the beginning of the year should be on stream in the third quarter as operations are de-bottlenecked. Rock was active during the quarter acquiring land and seismic which has set up several operated drilling locations for the second half of the year in our West Central core area targeting gas. Rock's current capital budget for 2006 is $30 million, which anticipates drilling 15 – 20 wells in the remainder of the year and spending an additional $5 million on land.

Liquidity and Capital Resources

Rock currently projects capital expenditures for the remainder of the year of approximately $20 million and cash flow from operations of approximately $15 million. The Company intends to primarily fund capital expenditures in excess of cash flow of $5 million and its current working capital deficit in excess of bank lines of approximately $4 million through proceeds from the asset rationalization process. Rock anticipates selling approximately 250 boe per day of production prior to the end of July 2006. The Company will continue to monitor capital, debt and cash flow levels and make adjustments necessary in order to restore and maintain a projected debt to cash flow level of 1.5 to 1 or less.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets and the initial credit available is $27 million. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The next interim review for the facility is scheduled to be completed by July 31, 2006. As at May 10, 2006 approximately $26.3 million was drawn under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 Months Ended 03/31/06 (unaudited)	3 Months Ended 12/31/05 (unaudited)	3 Months Ended 09/30/05 (unaudited)	3 Months Ended 06/30/05 (unaudited)	3 Months Ended 03/31/05 (unaudited)	3 Months Ended 12/31/04 (unaudited)	3 Months Ended 09/30/04 (unaudited)	3 Months Ended 06/30/04 (unaudited)
Production (boe/d)	2,594	2,120	1,343	693	309	201	165	171
Oil and gas revenues ('000)	$9,824	$11,760	$7,031	$2,924	$1,159	$863	$653	$662
Price realizations ($/boe)	$42.08	$60.29	$56.90	$46.36	$41.65	$46.48	$42.90	$42.54
Royalties ($/boe)	$12.26	$13.67	$11.61	$10.39	$9.73	$3.73	$14.70	$11.08
Operating expense ($/boe)	$11.55	$11.83	$13.19	$8.62	$9.49	$8.48	$9.15	$7.67
Field netback ($/boe)	$18.27	$34.79	$32.10	$27.35	$22.43	$34.27	$19.05	$23.79
Net G&A expense ('000)	$649	$526	$329	$282	$274	$361	$227	$160
Stock-based compensation ('000)	$280	$257	$131	$55	$42	$58	$51	$46
Cash flow from operations ('000)	$3,404	$6,020	$3,552	$1,469	$392	$404	$237	$276
Per share								
- basic	$0.17	$0.31	$0.18	$0.11	$0.04	$0.04	$0.03	$0.03
- diluted	$0.17	$0.31	$0.18	$0.11	$0.04	$0.04	$0.03	$0.03
Net income ('000)	$(1,074)	$747	$634	$77	$51	$183	$85	$145
Per share								
- basic	$(0.05)	$0.04	$0.03	$0.01	$0.01	$0.02	$0.01	$0.02
- diluted	$(0.05)	$0.04	$0.03	$0.01	$0.01	$0.02	$0.01	$0.02
Capital expenditures ('000)	$9,728	$7,768	$7,920	$66,411	$2,138	$3,852	$1,063	$1,019

	As at 03/31/06	As at 12/31/05	As at 09/30/05	As at 06/30/05	As at 03/31/05	As at 12/31/04	As at 09/30/04	As at 06/30/04
Working capital ('000)	$(30,766)	$(24,442)	$(22,643)	$(18,093)	$10,297	$12,043	$14,497	$15,323

Production has grown steadily over the past six quarters as the Company's grass roots exploration development activities have gained momentum and the property acquisitions in the second quarter of 2005 were closed. Cash flow from operations in the first quarter of 2006 decreased by 43% from the fourth quarter of 2005 to $3.4 million ($0.17 per basic and fully diluted share) and net income decreased to a loss of $1.1 million ($0.05 per basic and fully diluted share). These reductions in financial performance are primarily due to significantly lower gas price realizations ($7.76/mcf compared to $12.06/mcf in the prior quarter), and though oil prices improved during the period, heavy oil differentials widened. At the present time the futures market for gas prices has them recovering in the fourth quarter of 2006, and heavy oil differentials have already narrowed significantly, currently generating a wellhead price of over $45.00/bbl compared to the $24.84/bbl we received during the first quarter of 2006. Operating expenses per boe generally started to increase from the second quarter of 2005 due to the higher cost nature of the properties acquired and from the start up of heavy oil operations, which tend to have higher cost for the first several months of operations. Over the last three quarters operating costs per boe have started to trend down. The field netback had been rising with stronger product prices more than offsetting higher royalties and operating expenses. However the decrease in gas prices and the higher component of heavy oil as a percentage of production in the first quarter of 2006 has reduced the field netback per boe. We expect that the field netback per boe will remain below the levels seen in the last half of 2005 until gas prices improve.

Contractual Obligations

In the course of its business the Company enters into various contractual obligations including the following:

- royalty agreements,
- processing agreements,
- right of way agreements, and
- lease obligations for leased premises.

Obligations with a fixed term for the remainder of 2006 and the next five years are as follows:

	2006	2007	2008	2009	2010	2011
Office lease premises ('000)	$342	$676	$895	$828	$828	$828
Demand bank loan ('000)	$26,316					

Outstanding Share Data

Subsequent to March 31, 2006 the Company issued 45,000 stock options. At the date of this report there are 19,637,321 common shares outstanding and 1,355,332 options to purchase common shares outstanding.

ROCK ENERGY INC.
Consolidated Balance Sheets

March 31, 2006 and December 31, 2005
(unaudited)

(all amounts in '000)	**March 31, 2006**	December 31, 2005
Assets		
Current Assets:		
Cash and cash equivalents	**$219**	$145
Accounts receivable	**6,265**	7,094
Prepaids	**589**	385
	7,073	7,624
Property, plant and equipment	**105,114**	95,270
Accumulated depletion and depreciation	**(13,526)**	(8,892)
	91,588	86,378
Goodwill	**5,602**	5,602
	$104,263	$99,604
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$11,523**	$9,090
Bank debt (note 4)	**26,316**	22,976
	37,839	32,066
Future tax liability	**4,777**	5,204
Asset retirement obligation (note 5)	**2,264**	2,115
Shareholders' Equity:		
Share capital (note 2)	**57,326**	57,369
Contributed surplus (note 2)	**734**	453
Retained earnings	**1,323**	2,397
	59,383	60,219
	$104,263	$99,604

See accompanying notes to unaudited consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Income and Retained Earnings
(unaudited)

(all amounts in '000 except per share amounts)	**Three months ended March 31, 2006**	Three months ended March 31, 2005
Revenues		
Oil and gas revenue	**$9,824**	$1,159
Royalties, net of ARTC	**(2,862)**	(271)
Other income	**45**	34
	7,007	922
Expenses:		
Operating	**2,695**	264
General and administrative	**649**	274
Interest	**243**	-
Stock based compensation (note 3)	**280**	42
Depletion, depreciation and accretion	**4,668**	299
	8,535	879
(Loss) Income before income taxes	**(1,528)**	43
Taxes		
Current (recovery) (note 6)	**-**	(8)
Capital	**16**	-
Future taxes (note 6)	**(470)**	-
Net (loss) income for the period	**(1,074)**	51
Retained earnings, beginning of period	**2,397**	887
Retained earnings, end of period	**$1,323**	$938
Basic and diluted (loss) earnings per share (note 2)	**$(0.05)**	$0.01

See accompanying notes to unaudited consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows
(unaudited)

(all amounts in '000)	**Three months ended March 31, 2006**	Three months ended March 31, 2005
Cash provided by (used in):		
Operating:		
Net (loss) income for the period	**$(1,074)**	$51
Add: Non-cash items:		
Depletion, depreciation and accretion	**4,668**	299
Stock-based compensation	**280**	42
Future taxes (recovery)	**(470)**	-
	3,404	392
Changes in non-cash working capital	**777**	(1,232)
	4,181	(840)
Financing:		
Bank debt	**3,340**	-
	3,340	-
Investing:		
Property, plant and equipment	**(9,728)**	(2,138)
Changes in non-cash working capital	**2,281**	(290)
	(7,447)	(2,428)
Increase/(decrease) in cash and cash equivalents	**74**	(3,268)
Cash and cash equivalents, beginning of period	**145**	8,632
Cash and cash equivalents, end of period	**$219**	$5,364
Interest and cash taxes paid and received:		
Interest paid	**$243**	-
Interest received	**-**	$34
Cash taxes paid	**$16**	-
Cash taxes received	**-**	$8

See accompanying notes to unaudited consolidated financial statements.

Notes to the Consolidated Financial Statements
For the Period Ended March 31, 2006 (all amounts in '000 unless otherwise stated)

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiary, Rock Energy Ltd. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year-ended December 31, 2005. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year-ended December 31, 2005.

1. Acquisition of ELM/Optimum/Qwest

On March 14, 2005 the Company agreed to acquire in two separate closings from 14 different entities (six private companies and eight drilling fund partnerships) petroleum and natural gas properties mainly through their various subsidiary companies. The transactions have been accounted for using the purchase method with the results of operations for each transaction included in the Financial Statements from the date of acquisition.

The first closing of the Elm/Optimum Properties occurred on April 7th, 2005. The Company purchased all of the outstanding shares of 1143734 Alberta Ltd. and assets were purchased directly from three private entities and four drilling fund partnerships. The second closing of the Qwest properties occurred on June 17th, 2005. The Company purchased all of the outstanding shares of 1156168 Alberta Ltd., 1159203 Alberta Ltd. and 1140511 Alberta Ltd. As a result of the acquisition the prior period financial statements will not be comparable to the current period.

2. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares issued:

	Number	Consideration ('000)
Issued and outstanding on December 31, 2005	19,637,321	$57,369
Future tax effect of flow-through share renouncements		(43)
Issued and outstanding on March 31, 2006	19,637,321	$57,326

As of March 31, 2006 Rock had fulfilled the required drilling and exploration activities pursuant to the flow through share commitments and renounced all expenditures in February 2006.

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average shares outstanding of the three month period ended March 31, 2006 was 19,637,321 (March 31, 2005 - 9,259,453).

In computing the diluted per share amount for the three month period ended March 31, 2006 an additional 76,350 shares (March 31, 2005 – 73,614) shares were added to the weighted average number of shares outstanding for the dilutive effect of employee stock options.

Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. The following tables summarize the stock options outstanding at March 31, 2006.

	Number Of Options	Weighted Average Exercise Price
December 31, 2005	1,120,332	$4.51
Granted	190,000	$4.64
March 31, 2006	1,310,332	$4.53

	Outstanding Options			Exercisable Options	
Exercise Prices	Number Of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number Of Options	Weighted Average Exercise Price
$3.39 - 3.90	342,388	$3.51	1.4	155,778	$3.47
$4.00 - 5.11	967,944	$4.89	2.5	-	-
	1,310,332	$4.53	2.2	155,778	$3.47

Contributed Surplus:

The contributed surplus as at March 31, 2006 of $734 increased $281 for stock based compensation charges.

3. Stock Based Compensation

Options granted are accounted for using the fair value method. The fair value of the 190,000 common share options granted during the three months ended March 31, 2006 was estimated to be $351. The fair value of these common share options as at the grant dates is determined using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate:	5.25 – 5.50%	Expected volatility:	50 - 55%
Expected life:	3 year average	Expected dividend yield:	0%

4. Bank Debt

The Company has a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The current limit under the facility is $27 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee it also bears a standby charge for un-drawn amounts. The next interim review for the facility is to be completed by July 31, 2006.

5. Asset Retirement Obligation

The asset retirement obligation result from net ownership interests in petroleum and natural gas assets including well sights, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at March 31, 2006 at approximately $3,430 (December 31, 2005 - $3,385). A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligation.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	March 31, 2006	December 31, 2005
Opening balance	$2,115	$500
Liabilities incurred during period	116	1,583
Accretion	33	76
Actual retirement costs	-	(44)
Closing balance	$2,264	$2,115

6. Income Taxes

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 35.62% (March 31, 2005: 37.62%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	March 31, 2006	March 31, 2005
Net (loss) income before taxes	$(1,528)	$43
Statutory income tax rate	35.64%	37.62%
Expected income taxes	(544)	16
Add (deduct):		
Stock-based compensation	100	16
Non-deductible crown charges	315	57
Resource allowance	(169)	(36)
Change in Rate	(182)	-
Other	10	-
Change in valuation allowance	-	(53)
Provision (recovery) for income taxes	(470)	Nil
Current tax recovery of prior period	-	(8)
Large Corporation Tax	16	
Provision (recovery) for income taxes	$(454)	$(8)

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

rockenergy INC.

Q1

Interim Results for the Period Ended March 31, 2006

CORPORATE SUMMARY

FINANCIAL	Three months ended March 31, 2006	Three months ended March 31, 2005
Oil and gas revenue ('000)	**$9,824**	$1,159
Cash flow from operations ('000) [1]	**$3,404**	$392
Per share – basic	**$0.17**	$0.04
– diluted	**$0.17**	$0.04
Net income ('000)	**$(1,074)**	$51
Per share – basic	**$(0.05)**	$0.01
– diluted	**$(0.05)**	$0.01
Capital expenditures, net ('000)	**$9,728**	$2,138
	As at March 31, 2006	As at March 31, 2005
Working capital ('000)	**$(30,766)**	$10,297
Common shares outstanding	**19,637,321**	9,259,453
Options outstanding	**1,310,332**	532,387

OPERATIONS	Three months ended March 31, 2006	Three months ended March 31, 2005
Average daily production		
Crude oil and NGLs (bbls/d)	**936**	176
Natural gas (mcf/d)	**9,946**	795
Barrels of oil equivalent (boe/d)	**2,594**	309
Average product prices		
Crude oil (CDN$/bbl)	**$32.43**	$40.63
NGLs (CDN$/bbl)	**$54.31**	$47.98
Natural gas (CDN$/mcf)	**$7.76**	$6.95
BOEs (CDN$/boe)	**$42.08**	$41.65
Field netback (CDN$/boe)	**$18.27**	$22.43

Note [1] Cash flow from operations and cash flow from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

PRESIDENT'S MESSAGE

The first quarter of 2006 has operationally been a very successful period for our company as our production grew 22% from the previous quarter (739% from the prior year). Access to equipment allowed us to accelerate our drilling program and success at land sales added to our inventory of drilling opportunity.

Rock was able to complete the drilling of 10 (7.8 net) wells resulting in 7 (7.0 net) heavy oil wells, 2 (0.7 net) light oil wells and 1 (0.1 net) gas well, generating an overall success rate of 100%. We had originally planned to drill 4-6 wells during this period but this acceleration of activity and significant success has provided a solid start to the year. The drilling success in the first quarter has confirmed another 12-14 operated follow up locations in two separate heavy oil pools, and 3-4 non-operated follow up locations in another light oil pool. In addition we were successful at land sales during the quarter (in the Musreau, Wapiti, and Waskahigan areas) which when combined with our existing land base will provide 3-5 operated and up to 5 non-operated drilling and re-completion activities in the second half of the year in the West Central Alberta region.

During the quarter Rock retained Scotia Waterous to facilitate our rationalization program. We have made available up to 1,100 boe per day of production for swap and sale, but do not expect to be a net seller of more than 250 boe per day. This step will allow us to accelerate the consolidation of our working interests into our core areas of growth. The information memorandum was made available the week of April 17, 2006, and proposals are due on May 30, 2006.

Production increased to 2,594 boe/d this quarter up from 2,120 boe/d in the fourth quarter of 2005. Currently Rock's estimated production is 2,350 boe/day (520 bbl/day of heavy oil, 250 bbl/day of light oil and NGL's, and 9.5 mmcf/day of gas), however we have another 450 boe per day of production curtailed due to spring break up. The majority of this shut in production is expected to come on stream in June, 2006, and we expect production to continue building as we conclude the start-up period of our heavy oil wells, and resume our drilling program.

Financially, cash flow from operations of $3.4 million ($0.17 per basic and diluted share) increased by 763% compared to the same period last year but net income fell to a loss of $1.1 million ($0.05 per basic and diluted share). The decrease in net income is primarily due to an increase in our depletion rate as a result of the acquisitions completed last year.

Capital expenditures for the quarter were $9.7 million, versus a budgeted amount of $5.3 million, which resulted in an increase in total debt to $30.8 million. The increase in total debt has been created as a result of the acceleration in capital spending (some second quarter projects were completed in the first quarter and we were successful at land sales in West Central Alberta) combined with a reduction in expected cash flow during the same period due to lower prices for gas and heavy oil.

With the operational success Rock experienced in the first quarter, the Company is able to reduce the total number of heavy oil wells to be drilled during the remainder of the year though the Company still expects to meet our previous production guidance for exit rates. While maintaining the original capital budget of $30 million, the funds available through the reduction in heavy oil wells would allow Rock to direct more spending to the operated gas projects in the West Central core area, and increase the land budget. This adjustment to the allocation of capital spending will add to our inventory of projects for 2007 and accelerate the development of gas and light oil production. At the present time Rock has a solid inventory of projects for 2006 and 2007, and the upcoming rationalization program will provide us the opportunity to balance our capital spending and growth prospects with our total debt. Once we know the financial and operational impact of the rationalization program we will provide a further update to our guidance.

In summary Rock has experienced significant operational and drilling success in the first quarter of this year and secured a significant portfolio of opportunity. An acceleration of our capital spending program combined with softer commodity prices has pushed our total debt at March 31, 2006 beyond 1.5 times current cash flow. During the balance of the year we will restore our debt to current cash flow ratio to 1.5 times or less through our rationalization program, and/or by managing our capital expenditures. Rock has charted a path to continue to deliver production growth, consolidate our operations, maintain fiscal responsibility and build value for our shareholders.

On behalf of the Board of Directors,

signed "Allen J. Bey"
Allen J. Bey
President and CEO
May 10, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, operating netback, cash flow from operations and finding and development costs. Cash flow from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated May 10, 2006 and is management's assessment of Rock Energy Inc.'s historical financial and operating results, together with future prospects, and should be read in conjunction with the unaudited interim consolidated financial statements of Rock Energy Inc. for the three months ended March 31, 2006 and the consolidated financial statements for the fiscal year-ended December 31, 2005. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the fiscal year-ended December 31, 2005.

Basis of Presentation

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Cash flow from operations is a key measure that demonstrates the ability to generate cash to fund expenditures. Cash flow from operations is calculated by taking cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ('boe") conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, cash flow from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the such forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

All financial amounts are in thousands of Canadian dollars unless otherwise noted.

Outlook

Rock issued guidance on March 17, 2006 for projected 2006 results. Guidance for the Company is now being updated to reflect ongoing activity levels, impact of spring breakup on production, pricing changes and increased costs in the industry. The table below provides Rock's updated guidance.

	New Guidance	Previous Guidance	Change
2006 Production (boe/d)			
Annual	2,600 – 2,800	2,800 – 3,000	(7)%
Exit	3,200 – 3,400	3,200 – 3,400	0%
2006 Cash Flow			
Annual - $	$16.7 - $18.0 million	$20.5 - $22.5 million	(19%)
Annual - $per share	$0.85 - $0.92	$1.04 - $1.14	(19%)
Capital Budget			
2006 expenditures	$30 million	$30 million	0%
Wells Drilled	25 – 30	35 – 40	(27%)
Total Year End Debt	$37.8 - $36.5 million	$31.5 – $33.5 million	14%
Pricing			
Oil – WTI	US$65.00/bbl	US$58.00/bbl	12%
Gas – AECO	$7.00/mcf	$8.00/mcf	(13%)
Cdn/US dollar	0.90	0.86	5%

Cash flow from operations estimates are negatively impacted by lower gas prices and a stronger Canadian dollar, though this reduction has been partially offset by higher oil prices. The forecasted exit production rates have been maintained while the annual averages have declined 200 boe per day to reflect delays in bringing new production on stream during spring breakup. With the drilling success Rock experienced in the first quarter, the Company has decided to reduce the total number of heavy oil wells to be drilled during the remainder of the year though the capital budget currently remains the same as additional spending has been directed toward the West Central core area, including increasing spending on land. This adjustment to the allocation of capital spending will add to the inventory of projects for 2007. Projected year end debt to annualized fourth quarter cash flow is expected to reach a ratio of 1.6 times, before any proceeds from the rationalization program. Proceeds from the rationalization program will first be applied to reduce the debt, so that the ratio of debt to current cash flow falls to less than 1.5 times. Once we know the financial and operational impact of the rationalization program we will provide a further update to our guidance

Production

Production by Product	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Gas (mcf/d)	9,946	795	1,151%
Oil (bbl/d)	183	71	158%
Heavy Oil (bbl/d)	679	82	728%
NGL (bbl/d)	74	23	222%
boe/d (6:1)	2,594	309	739%

Production by Area	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
West Central Alberta (boe/d)	1,295	N.A.	N.A.
Plains (boe/d)	698	96	627%
Other (boel/d)	601	213	182%
boe/d (6:1)	2,594	309	739%

Production for the quarter ended March 31, 2006 has increased over prior year levels due to the acquisitions completed in the second quarter of 2005, successful gas drilling in the West Central core area (particularly in Musreau) and heavy oil additions from the Plains core area. Current production levels are approximately 2,350 boe per day with an additional 450 boe per day of production shut in due to road bans and facility constraints. Both gas and heavy oil production levels are expected to increase in the second half of the year as shut in and behind pipe production comes on stream and drilling operations resume after spring break up.

Product Prices

Realized Product Prices	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Gas ($/mcf)	7.76	6.95	12%
Oil ($/bbl)	60.61	58.89	3%
Heavy Oil ($/bbl)	24.84	24.91	(0%)
NGL ($/bbl)	54.31	47.98	13%
boe (6:1)	42.08	41.65	1%
Average Benchmark Prices			
Gas – NYMEX Daily Spot (US$/mcf)	7.71	6.42	20%
Gas – AECO C Daily Spot ($/mcf)	7.50	6.89	9%
Oil – WTI Cushing (US$/bbl)	63.48	49.84	27%
Oil – Edmonton light ($/bbl)	68.96	61.45	12%
Heavy Oil – Llyodminster blend ($/bbl)	39.71	37.13	7%
US$/Cdn$ exchange rate	0.866	0.815	6%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income for the first quarter of 2006 is primarily royalty revenue where as in 2005 it primarily represents interest income on cash balances.

	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Oil and Gas Revenue ('000)	$9,824	$1,159	748%
Other Income ('000)	$45	$34	32%

Increased production resulted in an increase to oil and gas revenue for the first quarter of 2006 in comparison to the prior year period.

Royalties

	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Royalties ('000)	$2,862	$271	956%
As percentage of oil and gas revenue	29.1%	23.4%	24%
Per boe (6:1)	$12.26	$9.73	26%

Royalties for the quarter ended March 31, 2006 are higher on an absolute, percentage and per boe basis in comparison to the same quarter of 2005, mainly as a result of higher production, particularly for heavy oil, and higher prices increasing the underlying rate. Royalty rates for the remainder of the year have been budgeted at 25% of oil and gas revenue.

Operating Expense

	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Operating expense ('000)	$2,617	$251	943%
Transportation costs ('000)	78	13	500%
	$2,695	$264	921%
Per boe (6:1)	$11.55	$9.49	22%

Operating expenses have increased in the first quarter of 2006 over the same period in 2005 due to higher production levels and higher unit costs. The per boe operating costs have increased over these time periods due to higher cost properties acquired in the second quarter of 2005 and the increased level of heavy oil operations. Heavy operating oil costs per boe have continued to decrease from the high rates experienced in the third quarter of 2005. Overall operating costs for the first quarter of 2006 are slightly above budgeted levels and expected to come down to the budgeted level of $10.00 per boe over the course of the year. Transportation costs have increased primarily as a result of the properties acquired in the second quarter of 2005.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Gross ('000)	$1,207	$436	177%
Per boe (6:1)	$5.17	$15.66	(67)%
Capitalized ('000)	$558	$162	244%
Per boe (6:1)	$2.39	$5.83	(59)%
Net ('000)	$649	$274	137%
Per boe (6:1)	$2.78	$9.83	(72)%

G&A expenses increased on an absolute basis in the first quarter of 2006 over 2005 due to staff bonuses paid out during the quarter and overall higher staffing levels associated with greater levels of activity. Increased production levels have reduced G&A expenses on a per boe basis. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses are expected to continue to fall on a per boe basis with growth in production.

Interest Expense

	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Interest expense ('000)	$243	$nil	N.A.
Per boe (6:1)	$1.04	$nil	N.A.

Interest incurred in the quarter ended March 31, 2006 is as a result of bank borrowings.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
D&D expense ('000)	$4,635	$294	1,477%
Per boe (6:1)	$19.85	$10.57	88%
Accretion expense ('000)	33	6	450%
Per boe (6:1)	$0.14	$0.20	(30)%

The depletion and depreciation expense and boe rate for the first quarter ended March 31, 2006 were higher compared to the same quarter in 2005 primarily due to higher production and the higher cost base of the properties acquired in the second quarter of 2005.

Accretion expense represents the change in the time value of the asset retirement obligation ("ARO") over the applicable period. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. The ARO obligation increased during the quarter $116 thousand as a result of drilling new wells.

Taxes

The Company began paying capital taxes in the second quarter of 2005 as its capital base increased following the acquisitions. Rock does not have a current income tax payable and does not expect to pay current income taxes in 2006 as, on a consolidated basis, the Company has estimated resource pools and loss carry forwards available at December 31, 2005 of $64 million.

Cash flow from Operations and Net Income

	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Cash flow from Operations ('000)	$3,404	$392	768%
Per boe (6:1)	$14.58	$14.10	3%
Per share - basic	$0.17	$0.04	325%
- diluted	$0.17	$0.04	325%
Net Income ('000)	$(1,074)	$51	(2,206)%
Per boe (6:1)	$(4.60)	$1.84	(350)%
Per share - basic	$(0.05)	$0.01	(600)%
- diluted	(0.05)0.01		(600)%
Weighted average shares outstanding			
- basic	19,637,321	9,259,453	112%
- diluted	19,713,671	9,333,067	111%

Shares outstanding have increased in the first quarter 2006 compared to the first quarter of 2005 primarily due to the acquisitions completed in the second quarter of 2005.

Cash flow from operations improved over the prior year period due to higher production levels partially offset by higher operating costs, royalties and interest expenses. Net income was also negatively impacted by the increase in depletion and depreciation charges, which are primarily related to the acquisitions in the second quarter of 2005.

Capital Expenditures

(all amounts '000)	3 Months Ended 03/31/06	3 Months Ended 03/31/05	Quarterly Change
Land	$2,308	$545	323%
Seismic	479	454	6%
Drilling and completion	5,516	155	3,459%
Capitalized G&A	558	162	244%
Facilities	46	810	(94)%
Total operations	$8,907	$2,126	319%
Property acquisitions	Nil	Nil	N.A.
Well site facilities inventory	754	Nil	N.A.
Office equipment	67	12	458%
Total	$9,728	$2,138	355%

During the first quarter of 2006 the Company drilled 10 (7.8 net) wells all of which were successful. Of these wells 7 (7.0 net) were drilled in our Plains core area and 3 (0.8 net) were drilled in our West Central core area. Plains drilling focused on heavy oil targets while the West Central drilling resulted in 2 (0.7 net) light oil wells and 1 (0.1 net) gas well. Production from the heavy oil operations are expected to be on stream towards the end of the second quarter following spring break up as 6 of the 7 operations have already been equipped. The light oil and gas operations are expected to be on production in the third quarter of this year. Additional production tied in at Musreau since the beginning of the year should be on stream in the third quarter as operations are de-bottlenecked. Rock was active during the quarter acquiring land and seismic which has set up several operated drilling locations for the second half of the year in our West Central core area targeting gas. Rock's current capital budget for 2006 is $30 million, which anticipates drilling 15 – 20 wells in the remainder of the year and spending an additional $5 million on land.

Liquidity and Capital Resources

Rock currently projects capital expenditures for the remainder of the year of approximately $20 million and cash flow from operations of approximately $15 million. The Company intends to primarily fund capital expenditures in excess of cash flow of $5 million and its current working capital deficit in excess of bank lines of approximately $4 million through proceeds from the asset rationalization process. Rock anticipates selling approximately 250 boe per day of production prior to the end of July 2006. The Company will continue to monitor capital, debt and cash flow levels and make adjustments necessary in order to restore and maintain a projected debt to cash flow level of 1.5 to 1 or less.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets and the initial credit available is $27 million. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The next interim review for the facility is scheduled to be completed by July 31, 2006. As at May 10, 2006 approximately $26.3 million was drawn under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 Months Ended 03/31/06 (unaudited)	3 Months Ended 12/31/05 (unaudited)	3 Months Ended 09/30/05 (unaudited)	3 Months Ended 06/30/05 (unaudited)	3 Months Ended 03/31/05 (unaudited)	3 Months Ended 12/31/04 (unaudited)	3 Months Ended 09/30/04 (unaudited)	3 Months Ended 06/30/04 (unaudited)
Production (boe/d)	2,594	2,120	1,343	693	309	201	165	171
Oil and gas revenues ('000)	$9,824	$11,760	$7,031	$2,924	$1,159	$863	$653	$662
Price realizations ($/boe)	$42.08	$60.29	$56.90	$46.36	$41.65	$46.48	$42.90	$42.54
Royalties ($/boe)	$12.26	$13.67	$11.61	$10.39	$9.73	$3.73	$14.70	$11.08
Operating expense ($/boe)	$11.55	$11.83	$13.19	$8.62	$9.49	$8.48	$9.15	$7.67
Field netback ($/boe)	$18.27	$34.79	$32.10	$27.35	$22.43	$34.27	$19.05	$23.79
Net G&A expense ('000)	$649	$526	$329	$282	$274	$361	$227	$160
Stock-based compensation ('000)	$280	$257	$131	$55	$42	$58	$51	$46
Cash flow from operations ('000)	$3,404	$6,020	$3,552	$1,469	$392	$404	$237	$276
Per share								
- basic	$0.17	$0.31	$0.18	$0.11	$0.04	$0.04	$0.03	$0.03
- diluted	$0.17	$0.31	$0.18	$0.11	$0.04	$0.04	$0.03	$0.03
Net income ('000)	$(1,074)	$747	$634	$77	$51	$183	$85	$145
Per share								
- basic	$(0.05)	$0.04	$0.03	$0.01	$0.01	$0.02	$0.01	$0.02
- diluted	$(0.05)	$0.04	$0.03	$0.01	$0.01	$0.02	$0.01	$0.02
Capital expenditures ('000)	$9,728	$7,768	$7,920	$66,411	$2,138	$3,852	$1,063	$1,019

	As at 03/31/06	As at 12/31/05	As at 09/30/05	As at 06/30/05	As at 03/31/05	As at 12/31/04	As at 09/30/04	As at 06/30/04
Working capital ('000)	$(30,766)	$(24,442)	$(22,643)	$(18,093)	$10,297	$12,043	$14,497	$15,323

Production has grown steadily over the past six quarters as the Company's grass roots exploration development activities have gained momentum and the property acquisitions in the second quarter of 2005 were closed. Cash flow from operations in the first quarter of 2006 decreased by 43% from the fourth quarter of 2005 to $3.4 million ($0.17 per basic and fully diluted share) and net income decreased to a loss of $1.1 million ($0.05 per basic and fully diluted share). These reductions in financial performance are primarily due to significantly lower gas price realizations ($7.76/mcf compared to $12.06/mcf in the prior quarter), and though oil prices improved during the period, heavy oil differentials widened. At the present time the futures market for gas prices has them recovering in the fourth quarter of 2006, and heavy oil differentials have already narrowed significantly, currently generating a wellhead price of over $45.00/bbl compared to the $24.84/bbl we received during the first quarter of 2006. Operating expenses per boe generally started to increase from the second quarter of 2005 due to the higher cost nature of the properties acquired and from the start up of heavy oil operations, which tend to have higher cost for the first several months of operations. Over the last three quarters operating costs per boe have started to trend down. The field netback had been rising with stronger product prices more than offsetting higher royalties and operating expenses. However the decrease in gas prices and the higher component of heavy oil as a percentage of production in the first quarter of 2006 has reduced the field netback per boe. We expect that the field netback per boe will remain below the levels seen in the last half of 2005 until gas prices improve.

Contractual Obligations

In the course of its business the Company enters into various contractual obligations including the following:

- royalty agreements,
- processing agreements,
- right of way agreements, and
- lease obligations for leased premises.

Obligations with a fixed term for the remainder of 2006 and the next five years are as follows:

	2006	2007	2008	2009	2010	2011
Office lease premises ('000)	$342	$676	$895	$828	$828	$828
Demand bank loan ('000)	$26,316					

Outstanding Share Data

Subsequent to March 31, 2006 the Company issued 45,000 stock options. At the date of this report there are 19,637,321 common shares outstanding and 1,355,332 options to purchase common shares outstanding.

ROCK ENERGY INC.
Consolidated Balance Sheets

March 31, 2006 and December 31, 2005
(unaudited)

(all amounts in '000)	March 31, 2006	December 31, 2005
Assets		
Current Assets:		
Cash and cash equivalents	**$219**	$145
Accounts receivable	**6,265**	7,094
Prepaids	**589**	385
	7,073	7,624
Property, plant and equipment	**105,114**	95,270
Accumulated depletion and depreciation	**(13,526)**	(8,892)
	91,588	86,378
Goodwill	**5,602**	5,602
	$104,263	$99,604
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$11,523**	$9,090
Bank debt (note 4)	**26,316**	22,976
	37,839	32,066
Future tax liability	**4,777**	5,204
Asset retirement obligation (note 5)	**2,264**	2,115
Shareholders' Equity:		
Share capital (note 2)	**57,326**	57,369
Contributed surplus (note 2)	**734**	453
Retained earnings	**1,323**	2,397
	59,383	60,219
	$104,263	$99,604

See accompanying notes to unaudited consolidated financial statements.

Approved by the Board:

signed "Stuart G. Clark"   signed "Allen J. Bey"

Stuart G. Clark   Allen J. Bey
Director   Director

ROCK ENERGY INC.
Consolidated Statements of Income and Retained Earnings
(unaudited)

(all amounts in '000 except per share amounts)	**Three months ended March 31, 2006**	Three months ended March 31, 2005
Revenues		
Oil and gas revenue	**$9,824**	$1,159
Royalties, net of ARTC	**(2,862)**	(271)
Other income	**45**	34
	7,007	922
Expenses:		
Operating	**2,695**	264
General and administrative	**649**	274
Interest	**243**	-
Stock based compensation (note 3)	**280**	42
Depletion, depreciation and accretion	**4,668**	299
	8,535	879
(Loss) Income before income taxes	**(1,528)**	43
Taxes		
Current (recovery) (note 6)	**-**	(8)
Capital	**16**	-
Future taxes (note 6)	**(470)**	-
Net (loss) income for the period	**(1,074)**	51
Retained earnings, beginning of period	**2,397**	887
Retained earnings, end of period	**$1,323**	$938
Basic and diluted (loss) earnings per share (note 2)	**$(0.05)**	$0.01

See accompanying notes to unaudited consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows
(unaudited)

(all amounts in '000)	**Three months ended March 31, 2006**	Three months ended March 31, 2005
Cash provided by (used in):		
Operating:		
Net (loss) income for the period	**$(1,074)**	$51
Add: Non-cash items:		
Depletion, depreciation and accretion	**4,668**	299
Stock-based compensation	**280**	42
Future taxes (recovery)	**(470)**	-
	3,404	392
Changes in non-cash working capital	**777**	(1,232)
	4,181	(840)
Financing:		
Bank debt	**3,340**	-
	3,340	-
Investing:		
Property, plant and equipment	**(9,728)**	(2,138)
Changes in non-cash working capital	**2,281**	(290)
	(7,447)	(2,428)
Increase/(decrease) in cash and cash equivalents	**74**	(3,268)
Cash and cash equivalents, beginning of period	**145**	8,632
Cash and cash equivalents, end of period	**$219**	$5,364
Interest and cash taxes paid and received:		
Interest paid	**$243**	-
Interest received	**-**	$34
Cash taxes paid	**$16**	-
Cash taxes received	**-**	$8

See accompanying notes to unaudited consolidated financial statements.

Notes to the Consolidated Financial Statements
For the Period Ended March 31, 2006 (all amounts in '000 unless otherwise stated)

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiary, Rock Energy Ltd. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year-ended December 31, 2005. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year-ended December 31, 2005.

1. Acquisition of ELM/Optimum/Qwest

On March 14, 2005 the Company agreed to acquire in two separate closings from 14 different entities (six private companies and eight drilling fund partnerships) petroleum and natural gas properties mainly through their various subsidiary companies. The transactions have been accounted for using the purchase method with the results of operations for each transaction included in the Financial Statements from the date of acquisition.

The first closing of the Elm/Optimum Properties occurred on April 7th, 2005. The Company purchased all of the outstanding shares of 1143734 Alberta Ltd. and assets were purchased directly from three private entities and four drilling fund partnerships. The second closing of the Qwest properties occurred on June 17th, 2005. The Company purchased all of the outstanding shares of 1156168 Alberta Ltd., 1159203 Alberta Ltd. and 1140511 Alberta Ltd. As a result of the acquisition the prior period financial statements will not be comparable to the current period.

2. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares issued:

	Number	Consideration ('000)
Issued and outstanding on December 31, 2005	19,637,321	$57,369
Future tax effect of flow-through share renouncements		(43)
Issued and outstanding on March 31, 2006	19,637,321	$57,326

As of March 31, 2006 Rock had fulfilled the required drilling and exploration activities pursuant to the flow through share commitments and renounced all expenditures in February 2006.

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average shares outstanding of the three month period ended March 31, 2006 was 19,637,321 (March 31, 2005 - 9,259,453).

In computing the diluted per share amount for the three month period ended March 31, 2006 an additional 76,350 shares (March 31, 2005 – 73,614) shares were added to the weighted average number of shares outstanding for the dilutive effect of employee stock options.

Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. The following tables summarize the stock options outstanding at March 31, 2006.

	Number Of Options	Weighted Average Exercise Price
December 31, 2005	1,120,332	$4.51
Granted	190,000	$4.64
March 31, 2006	1,310,332	$4.53

	Outstanding Options			Exercisable Options	
Exercise Prices	Number Of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number Of Options	Weighted Average Exercise Price
$3.39 - 3.90	342,388	$3.51	1.4	155,778	$3.47
$4.00 - 5.11	967,944	$4.89	2.5	-	-
	1,310,332	$4.53	2.2	155,778	$3.47

Contributed Surplus:

The contributed surplus as at March 31, 2006 of $734 increased $281 for stock based compensation charges.

3. Stock Based Compensation

Options granted are accounted for using the fair value method. The fair value of the 190,000 common share options granted during the three months ended March 31, 2006 was estimated to be $351. The fair value of these common share options as at the grant dates is determined using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate:	5.25 – 5.50%	Expected volatility:	50 - 55%
Expected life:	3 year average	Expected dividend yield:	0%

4. Bank Debt

The Company has a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The current limit under the facility is $27 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee it also bears a standby charge for un-drawn amounts. The next interim review for the facility is to be completed by July 31, 2006.

5. Asset Retirement Obligation

The asset retirement obligation result from net ownership interests in petroleum and natural gas assets including well sights, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at March 31, 2006 at approximately $3,430 (December 31, 2005 - $3,385). A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligation.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	March 31, 2006	December 31, 2005
Opening balance	$2,115	$500
Liabilities incurred during period	116	1,583
Accretion	33	76
Actual retirement costs	-	(44)
Closing balance	$2,264	$2,115

6. Income Taxes

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 35.62% (March 31, 2005: 37.62%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	March 31, 2006	March 31, 2005
Net (loss) income before taxes	$(1,528)	$43
Statutory income tax rate	35.64%	37.62%
Expected income taxes	(544)	16
Add (deduct):		
Stock-based compensation	100	16
Non-deductible crown charges	315	57
Resource allowance	(169)	(36)
Change in Rate	(182)	-
Other	10	-
Change in valuation allowance	-	(53)
Provision (recovery) for income taxes	(470)	Nil
Current tax recovery of prior period	-	(8)
Large Corporation Tax	16	
Provision (recovery) for income taxes	$(454)	$(8)

Corporate Information

BOARD OF DIRECTORS
Stuart G. Clark
Chairman of the Board
Independent Businessman

Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.
Calgary, Alberta

Matthew J. Brister
President and Chief Executive Officer
Storm Ventures International Inc.
Calgary, Alberta

Peter V. Malowany
President
Morgas Ltd.
Calgary, Alberta

James K. Wilson
Vice President, Finance and Chief Financial Officer
Grizzly Resources Ltd.
Calgary, Alberta

OFFICERS
Allen J. Bey
President and Chief Executive Officer

A.C. (Sandy) Brown
Vice President, Exploration

Sean E. Moore
Vice President, Production

Peter D. Scott
Vice President, Finance and Chief Financial Officer

Grant A. Zawalsky
Corporate Secretary

EXECUTIVE OFFICE
Suite 1800 Western Canadian Place
700 9th Avenue S.W.
Calgary, AlbertaT 2P 3V4
Telephone: (403) 218-4380
Fax: (403) 234-0598
e-mail:info@rockenergy.ca

AUDITORS
KPMG LLP

BANK
Royal Bank of Canada

ENGINEERING CONSULTANT
Gilbert Laustsen Jung Associates Ltd.

SOLICITORS
Burnet Duckworth & Palmer LLP

STOCK EXCHANGE LISTING
TSX
Stock Symbol: RE

REGISTRAR & TRANSFER AGENT
Computershare Trust Company
Suite 600 530 8th Avenue S.W.
Calgary, AlbertaT 2P 3S8
Telephone: (403) 267-6800

WEBSITE
www.rockenergy.ca

rockenergy INC.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Allen J. Bey, President and CEO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc. (the issuer) for the interim period ended March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 10, 2006

Signed "Allen J. Bey"
Allen J. Bey
President and CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Peter D. Scott, Vice President, Finance and CFO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc. (the issuer) for the interim period ended March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 10, 2006

Signed "Peter D. Scott"
Peter D. Scott
Vice President, Finance and CFO